Exhibit 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended June 30, 2024

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	June 30 2024	March 31 2024
ASSETS	11
Current assets
Cash and cash equivalents		$185,086	$170,177
Accounts receivable	17	568,205	471,345
Income tax receivable		13,278	13,428
Contract assets	17	726,427	704,703
Inventories	5	304,738	295,880
Deposits, prepaids and other assets	6	105,155	98,161
		1,902,889	1,753,694
Non-current assets
Property, plant and equipment		297,428	296,977
Right-of-use assets	7	108,044	105,661
Other assets	8	17,841	18,416
Goodwill		1,236,540	1,228,600
Intangible assets		671,665	679,547
Deferred income tax assets	13	7,875	5,904
		2,339,393	2,335,105
Total assets		$4,242,282	$4,088,799
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	11	$9,470	$4,060
Accounts payable and accrued liabilities		587,442	604,488
Income tax payable		39,458	44,732
Contract liabilities	17	365,359	312,204
Provisions	10	29,755	35,978
Current portion of lease liabilities	7	28,568	27,571
Current portion of long-term debt	11	173	176
		1,060,225	1,029,209
Non-current liabilities
Employee benefits		24,915	24,585
Long-term lease liabilities	7	85,741	83,808
Long-term debt	11	1,289,758	1,171,796
Deferred income tax liabilities	13	78,582	81,353
Other long-term liabilities	8	15,506	14,101
		1,494,502	1,375,643
Total liabilities		$2,554,727	$2,404,852
Commitments and contingencies	11, 15
EQUITY
Share capital	12	$856,145	$865,897
Contributed surplus		29,503	26,119
Accumulated other comprehensive income		74,650	64,155
Retained earnings		723,725	724,495
Equity attributable to shareholders		1,684,023	1,680,666
Non-controlling interests		3,532	3,281
Total equity		1,687,555	1,683,947
Total liabilities and equity		$4,242,282	$4,088,799

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

For the three months ended	Note	June 30 2024	July 2 2023

Revenues	16, 17	$694,270	$753,649

Operating costs and expenses
Cost of revenues		487,623	540,925
Selling, general and administrative		135,331	123,684
Stock-based compensation	14	3,723	9,990

Earnings from operations		67,593	79,050

Net finance costs	18	19,518	16,946

Income before income taxes		48,075	62,104

Income tax expense	13	12,748	14,380

Net income		$35,327	$47,724

Attributable to
Shareholders		$35,282	$47,563
Non-controlling interests		45	161
		$35,327	$47,724

Earnings per share attributable to shareholders
Basic and diluted	19	$0.36	$0.50

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

For the three months ended	June 30 2024	July 2 2023
Net income	$35,327	$47,724

Other comprehensive income (loss):

Items to be reclassified subsequently to net income:

Currency translation adjustment (net of income taxes of $nil)	11,393	(20,227)

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	(1,363)	5,584
Tax impact	344	(1,399)

Loss transferred to net income for derivatives designated as cash flow hedges	27	2,487
Tax impact	(10)	(622)

Cross-currency interest rate swap adjustment	1,315	(4,316)
Tax impact	(329)	1,079

Variable for fixed interest rate swap adjustment	(901)	3,809
Tax impact	225	(952)
Other comprehensive income (loss)	10,701	(14,557)

Comprehensive income	$46,028	$33,167

Attributable to
Shareholders	$45,777	$33,276
Non-controlling interests	251	(109)
	$46,028	$33,167

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Three months ended June 30, 2024
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2024	$865,897	$26,119	$724,495	$48,635	$15,520	$64,155	$3,281	$1,683,947
Net income	—	—	35,282	—	—	—	45	35,327
Other comprehensive income (loss)	—	—	—	11,187	(692)	10,495	206	10,701
Total comprehensive income (loss)	—	—	35,282	11,187	(692)	10,495	251	46,028

Stock-based compensation	—	3,403	—	—	—	—	—	3,403
Exercise of stock options	79	(19)	—	—	—	—	—	60
Repurchase of common shares (note 12)	(9,831)	—	(36,052)	—	—	—	—	(45,883)

Balance, as at June 30, 2024	$856,145	$29,503	$723,725	$59,822	$14,828	$74,650	$3,532	$1,687,555

Three months ended July 2, 2023
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2023	$520,633	$15,468	$530,707	$51,206	$8,834	$60,040	$3,735	$1,130,583
Net income	—	—	47,563	—	—	—	161	47,724
Other comprehensive income (loss)	—	—	—	(19,957)	5,670	(14,287)	(270)	(14,557)
Total comprehensive income (loss)	—	—	47,563	(19,957)	5,670	(14,287)	(109)	33,167

Stock-based compensation	—	1,997	—	—	—	—	—	1,997
Exercise of stock options	1,220	(270)	—	—	—	—	—	950
U.S. initial public offering (note 12)	362,757	—	—	—	—	—	—	362,757

Balance, as at July 2, 2023	$884,610	$17,195	$578,270	$31,249	$14,504	$45,753	$3,626	$1,529,454

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

For the three months ended	Note	June 30 2024	July 2 2023

Operating activities
Net income		$35,327	$47,724
Items not involving cash
Depreciation of property, plant and equipment		7,771	6,792
Amortization of right-of-use assets	7	8,082	7,117
Amortization of intangible assets		21,589	21,729
Deferred income taxes	13	(4,896)	(10,010)
Other items not involving cash		200	1,309
Stock-based compensation	14	3,403	1,997
Change in non-cash operating working capital	20	(106,874)	(184,454)
Cash flows used in operating activities		$(35,398)	$(107,796)

Investing activities
Acquisition of property, plant and equipment		$(7,106)	$(18,566)
Acquisition of intangible assets		(8,809)	(4,409)
Business acquisitions, net of cash acquired	4	—	(5,148)
Proceeds from disposal of property, plant and equipment		517	7,858
Cash flows used in investing activities		$(15,398)	$(20,265)

Financing activities
Bank indebtedness		$5,399	$(2,484)
Repayment of long-term debt		(6,993)	(445,922)
Proceeds from long-term debt		118,664	184,095
Proceeds from exercise of stock options		60	950
Proceeds from U.S. initial public offering, net of issuance fees	12	—	362,757
Repurchase of common shares	12	(44,983)	—
Principal lease payments		(6,950)	(7,021)
Cash flows provided by financing activities		$65,197	$92,375

Effect of exchange rate changes on cash and cash equivalents		508	(661)

Increase (decrease) in cash and cash equivalents		14,909	(36,347)

Cash and cash equivalents, beginning of period		170,177	159,867

Cash and cash equivalents, end of period		$185,086	$123,520

Supplemental information
Cash income taxes paid		$17,226	$11,791
Cash interest paid		$23,029	$22,318

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, “ATS” or the “Company”) is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems - including automation products and test solutions - for a broadly-diversified base of customers.

The Company is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “ATS” and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three months ended June 30, 2024 were authorized for issue by the Board of Directors (the “Board”) on August 7, 2024.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2024.

Standards adopted in fiscal 2025

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the presentation of the Company's annual consolidated financial statements for the year ended March 31, 2024, except as noted below:

(i) Amendments to IAS 1 - Presentation of Financial Statements

The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or will to choose to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company adopted these amendments on April 1, 2024 and the adoption did not have an impact on the Company's interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Standard issued but not yet effective

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ending March 31, 2025, and accordingly, have not been applied in preparing these interim condensed consolidated financial statements. This listing is of a standard issued that the Company reasonably expects to be applicable at a future date.

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are consistent with those disclosed in the Company’s fiscal 2024 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

4. ACQUISITIONS

(i) On May 15, 2024, the Company announced it had entered into a definitive agreement to acquire 100% of the shares of Paxiom Group (“Paxiom”). With headquarters in Montreal, Quebec, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. The transaction closed on July 24, 2024 for cash consideration of $140,000, subsequent to the end of the period; as such, the purchase price has not been allocated.

(ii) On August 7, 2024, subsequent to the end of the period, the Company announced it had entered into a definitive agreement to purchase all material assets from Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries, with headquarters in Schwabach, Germany and facilities in the United States, South Korea and China. The transaction is expected to close in the third calendar quarter of 2024, subject to closing conditions in the agreement.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

5. INVENTORIES

As at	June 30 2024	March 31 2024
Raw materials	$151,216	$153,433
Work in progress	111,130	98,245
Finished goods	42,392	44,202
	$304,738	$295,880

The amount charged to net income and included in cost of revenues for the write-down of inventories for valuation issues during the three months ended June 30, 2024 was $972 (three months ended July 2, 2023 - $1,242). The amount of inventories carried at net realizable value as at June 30, 2024 was $5,220 (March 31, 2024 - $6,904).

6. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	June 30 2024	March 31 2024
Prepaid assets	$43,634	$38,046
Supplier deposits	37,667	35,686
Investment tax credit receivable	19,143	19,379
Current portion of cross-currency interest rate swap instrument	692	—
Current portion of variable for fixed interest rate swap instrument	750	—
Forward foreign exchange contracts	3,269	5,050
	$105,155	$98,161

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the three months ended June 30, 2024 were as follows:

	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2024	$85,588	$20,073	$105,661
Additions	6,292	3,637	9,929
Amortization	(5,693)	(2,389)	(8,082)
Exchange and other adjustments	214	322	536
Balance, at June 30, 2024	$86,401	$21,643	$108,044

Changes in the balance of lease liabilities during the three months ended June 30, 2024 were as follows:

Balance, at March 31, 2024	$111,379
Additions	9,929
Interest	1,420
Payments	(8,370)
Exchange and other adjustments	(49)
Balance, at June 30, 2024	$114,309
Less: current portion	28,568
$85,741

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three months ended June 30, 2024, the Company recognized an expense related to short-term and low-value leases of $837, in cost of revenues (July 2, 2023 - $1,001), and $556 (July 2, 2023 - $306) in selling, general and administrative expenses in the interim condensed consolidated statements of income.

8. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	June 30 2024	March 31 2024
Cross-currency interest rate swap instrument (i)	$17,826	$17,204
Variable for fixed interest rate swap instruments (ii)	—	1,198
Other	15	14
Total	$17,841	$18,416

Other long-term liabilities consist of the following:

As at	June 30 2024	March 31 2024
Cross-currency interest rate swap instrument (i)	$15,054	$14,101
Variable for fixed interest rate swap instrument (ii)	452	—
Total	$15,506	$14,101

(i) On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company entered into a cross-currency interest rate swap instrument on April 20, 2022 to swap 161,142 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin. The terms of the hedging instrument will end on November 4, 2024.

On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest plus a margin for the period November 4, 2024 to November 4, 2026.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three months ended June 30, 2024 and the three months ended July 2, 2023, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

During the three months ended June 30, 2024 and the three months ended July 2, 2023, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company’s risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary’s functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income.

For the three months ended June 30, 2024, the Company recorded risk management losses of $1,310 (three months ended July 2, 2023 - gains of $6,636), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income. Included in these amounts, during the three months ended June 30, 2024, were unrealized losses of $363 (three months ended July 2, 2023 - unrealized gains of $92), representing the change in fair value. In addition, during the three months ended June 30, 2024, the Company realized foreign exchange losses of $947 (three months ended July 2, 2023 - realized gains of $6,544), which were settled.

10. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2024	$13,192	$21,863	$923	$35,978
Provisions made	1,056	—	2,119	3,175
Provisions used	(1,760)	(5,725)	(2,042)	(9,527)
Exchange adjustments	63	59	7	129
Balance, at June 30, 2024	$12,551	$16,197	$1,007	$29,755

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The North American EV market is experiencing a slowdown in sales growth, and this has given rise to reduced investment, program cancellations, deferrals, and production volume reductions by various automakers. In response to the resulting lower demand for the Company's solutions in this space, the Company intends to reduce the cost structure of its transportation-related businesses. This is expected to include reallocation of resources to other parts of the business, along with workforce reductions. These actions are expected to commence in the second quarter of fiscal 2025, with an estimated cost of between $15 million and $20 million.

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

11. BANK INDEBTEDNESS AND LONG-TERM DEBT

On October 5, 2023, the Company amended its senior secured credit facility (the “Credit Facility”) to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At June 30, 2024, the Company had utilized $816,971 under the Credit Facility, of which $816,959 was classified as long-term debt (March 31, 2024 - $703,972) and $12 by way of letters of credit (March 31, 2024 - $12).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the Agent's prime rate or the Agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 8).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At June 30, 2024, all of the covenants were met.

The Company has additional credit facilities available of $108,633 (40,575 Euros, $24,000 U.S, 120,000 Thai Baht, 5,000 GBP, 5,000 CNY, $150 AUD and $2,144 CAD). The total amount outstanding on these facilities as at June 30, 2024 was $11,696, of which $9,470 was classified as bank indebtedness (March 31, 2024 - $4,060), $2,226 was classified as long-term debt (March 31, 2024 - $2,299) and $nil by way of letters of credit (March 31, 2023 - $376). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350,000 aggregate principal amount of senior notes (“the Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At June 30, 2024, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see note 8).

(i) Bank indebtedness

As at	June 30 2024	March 31 2024
Other facilities	$9,470	$4,060

(ii) Long-term debt

As at	June 30 2024	March 31 2024
Credit Facility	$816,959	$703,972
Senior Notes	478,870	474,075
Other facilities	2,226	2,299
Issuance costs	(8,124)	(8,374)
	1,289,931	1,171,972
Less: current portion	173	176
	$1,289,758	$1,171,796

Scheduled principal repayments and interest payments on long-term debt as at June 30, 2024 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$173	$19,869
One - two years	235	19,862
Two - three years	817,130	19,853
Three - four years	185	19,844
Four - five years	479,065	9,957
Thereafter	1,267	216
	$1,298,055	$89,601

12. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 13, 2023, the Company announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by the Company of its intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,044,818 common shares during the 12-month period ending December 14, 2024.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

During the three months ended June 30, 2024, the Company purchased 1,020,887 common shares under the NCIB program for $44,983 (March 31, 2024 - purchased 300 common shares for $14). At June 30, 2024, a total of 7,023,631 common shares remained available for repurchase under the NCIB. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $900 of transaction costs related to taxes on the share repurchase (note 13).

The changes in the common shares issued and outstanding during the period presented were as follows:

	Number of common shares	Share capital
Balance, at March 31, 2024	98,219,496	$865,897
Exercise of stock options	1,755	79
Repurchase of common shares	(1,020,887)	(9,831)
Balance, at June 30, 2024	97,200,364	$856,145

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,725 ($13,203 U.S.) were paid and deferred tax of $4,260 ($3,173 U.S.) related to the offering costs were recorded to share capital.

13. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the three months ended		June 30 2024	July 2 2023
Income before income taxes and non-controlling interest		$48,075	$62,104
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$12,740	$16,458

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		681	(155)
Non-taxable items net of non-deductible items		(1,095)	(1,715)
Unrecognized assets		2,171	1,739
Income taxed at different rates and statutory rate changes		(1,399)	(1,649)
Manufacturing and processing allowance and all other items		(350)	(298)
At the effective income tax rate of 27% (July 2, 2023 – 23%)		$12,748	$14,380

Income tax expense reported in the interim condensed consolidated statements of income:
Current tax expense		$17,644	$24,390
Deferred tax recovery		(4,896)	(10,010)
		$12,748	$14,380

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$230	$(1,894)
Opening deferred tax of acquired company	4	—	(654)
Other items recognized through equity		(196)	1,236
Income tax charged directly to equity and goodwill		$34	$(1,312)

Pillar Two legislation became enacted in Canada and came into effect on April 1, 2024 for the Company. Pillar Two introduces a 15% global minimum tax on income earned in each jurisdiction where the Company operates. During the three months ended June 30, 2024, the Company recognized income tax expense related to Pillar Two income taxes of $513 (July 2, 2023 - $nil) in the interim condensed consolidated statement of income. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the interim condensed consolidated financial statements (note 12).

14. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income, the fair values of the Company’s stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock options. During the three months ended June 30, 2024, the Company granted 241,327 time-vesting stock options (176,112 in the three months ended July 2, 2023). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the three months ended		June 30 2024		July 2 2023
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of period	823,527	$33.56	785,429	$26.69
Granted	241,327	45.37	176,112	57.71
Exercised (i)	(1,755)	34.26	(41,034)	23.15
Forfeited	(1,931)	35.78	(3,388)	28.46
Stock options outstanding, end of period	1,061,168	$36.24	917,119	$32.80
Stock options exercisable, end of period, time-vested options	497,090	$28.74	375,205	$23.98

(i) For the three months ended June 30, 2024, the weighted average share price at the date of exercise was $44.98 (July 2, 2023 - $60.44).

The fair values of the Company’s stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

For the three months ended	June 30 2024	July 2 2023
Weighted average risk-free interest rate	3.75%	3.52%
Dividend yield	0%	0%
Weighted average expected volatility	35%	36%
Weighted average expected life	4.75 years	4.77 years
Number of stock options granted: Time-vested	241,327	176,112
Weighted average exercise price per option	$ 45.37	$ 57.71
Weighted average value per option: Time-vested	$ 16.45	$ 20.83

Restricted Share Unit Plan:

During the three months ended June 30, 2024, the Company granted 193,277 time-vesting restricted share units (“RSUs”), (128,599 in the three months ended July 2, 2023) and 210,803 performance-based RSUs, (126,944 in the three months ended July 2, 2023). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At June 30, 2024, 725,290 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested. Subsequent to June 30, 2024, 322,165 shares were purchased for $14,710 and placed in the trust. The trust is consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company’s stock price. The change in the value of the RSU liability is included in the interim condensed consolidated statements of income in the period of the change. At June 30, 2024, the value of the outstanding liability related to the RSU plan was $14,282 (March 31, 2024 - $13,875). The RSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

The cash-settled RSUs vested on June 30, 2024 and were paid subsequent to the end of the period.

Deferred Stock Unit Plan:

During the three months ended June 30, 2024, the Company granted 43,456 units (three months ended July 2, 2023 - 29,395 units). The Deferred Stock Unit (“DSU”) liability is revalued at each reporting date based on the change in the Company's stock price. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income. As at June 30, 2024, the value of the outstanding liability related to the DSUs was $19,577 (March 31, 2024 - $19,661). The DSU liability is revalued at each reporting date based on the change in the Company’s stock price. The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income in the period of change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the three months ended	June 30 2024	July 2 2023
Stock options	$757	$512
RSUs	3,050	7,291
DSUs	(84)	2,187
	$3,723	$9,990

The decrease in stock-based compensation costs for the period ended June 30, 2024 is attributable to lower expenses from the revaluation of RSUs that are treated as liability awards and DSUs based on the market price of the Company's shares.

15. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at June 30, 2024:
Less than one year	$337,299
One - two years	11,115
Two - three years	902
Three - four years	599
Four - five years	87
More than five years	161
$350,163

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at June 30, 2024, the total value of outstanding letters of credit was approximately $184,915 (March 31, 2024 - $171,065).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

16. SEGMENTED DISCLOSURE

The Company’s operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	June 30, 2024
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$29,833	$63,890	$28,299
United States	13,422	143,299	432,264
Germany	25,006	35,271	37,631
Italy	17,046	39,912	133,251
Other Europe	18,237	12,679	31,169
Other	4,500	2,377	9,051
Total Company	$108,044	$297,428	$671,665

As at	March 31, 2024
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$30,483	$62,895	$28,558
United States	11,273	143,642	434,039
Germany	24,849	35,158	38,945
Italy	16,819	39,439	133,447
Other Europe	17,627	13,581	34,672
Other	4,610	2,262	9,886
Total Company	$105,661	$296,977	$679,547

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Revenues from external customers for the three months ended	June 30 2024	July 2 2023
Canada	$37,585	$43,147
United States	320,332	352,737
Germany	52,241	71,380
Italy	21,044	33,663
Other Europe	151,673	146,722
Other	111,395	106,000
Total Company	$694,270	$753,649

For the three months ended June 30, 2024, the Company had revenues from a single customer that amounted to 15.7% of total consolidated revenues (three months ended July 2, 2023 - revenues from a single customer amounted to 23.3%).

17. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

For the three months ended	June 30 2024	July 2 2023
Revenues from construction contracts	$394,993	$508,868
Services rendered	171,189	142,303
Sale of goods	128,088	102,478
Total Company	$694,270	$753,649

(b) Disaggregation of revenue from contracts with customers:

Revenues by market for the three months ended	June 30 2024	July 2 2023
Life Sciences	$328,421	$284,970
Transportation	144,424	218,533
Food & Beverage	96,815	130,614
Consumer Products	87,744	83,643
Energy	36,866	35,889
Total Company	$694,270	$753,649

Timing of revenue recognition based on transfer of control for the three months ended	June 30 2024	July 2 2023
Goods and services transferred at a point in time	$128,088	$102,478
Goods and services transferred over time	566,182	651,171
Total Company	$694,270	$753,649

(c) Contract balances:

As at	June 30 2024	March 31 2024
Trade receivables	$538,689	$437,329
Contract assets	726,427	704,703
Contract liabilities	(365,359)	(312,204)
Unearned revenue (i)	(59,811)	(51,056)
Net contract balances	$839,946	$778,772

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

As at	June 30 2024	March 31 2024
Contracts in progress:
Costs incurred	$4,001,362	$3,936,631
Estimated earnings	1,406,484	1,354,259
	5,407,846	5,290,890
Progress billings	(5,046,778)	(4,898,391)
Net contract assets and liabilities	$361,068	$392,499

18. NET FINANCE COSTS

	Note	June 30 2024	July 2 2023
Interest expense		$18,414	$16,101
Interest on lease liabilities	7	1,420	1,185
Interest income		(316)	(340)
		$19,518	$16,946

19. EARNINGS PER SHARE

Basic earnings per share
Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	June 30 2024	July 2 2023
Weighted average number of common shares outstanding	98,119,205	94,397,253
Dilutive effect of RSUs	133,596	111,010
Dilutive effect of performance-based RSUs	160,562	177,803
Dilutive effect of stock option conversion	228,621	384,547
Diluted weighted average number of common shares outstanding	98,641,984	95,070,613

For the three months ended June 30, 2024, stock options to purchase 419,902 common shares, 202,429 RSUs and 357,629 performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (176,112 common shares, nil RSUs and nil performance-based RSUs were excluded for the three months ended July 2, 2023).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

20. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

For the three months ended	June 30 2024	July 2 2023
Accounts receivable	$(96,860)	$(3,951)
Income tax receivable	150	(647)
Contract assets	(21,724)	(80,903)
Inventories	(8,858)	(12,734)
Deposits, prepaids and other assets	(7,230)	2,773
Accounts payable and accrued liabilities	(17,946)	(49,315)
Income tax payable	(5,274)	6,708
Contract liabilities	53,155	(45,205)
Provisions	(6,223)	(5,141)
Foreign exchange and other	3,936	3,961
Total change in non-cash working capital	$(106,874)	$(184,454)